FEMSA announces agreement with AMMI, affiliate of Milenio Capital, to divest FEMSA’s plastics solutions operations

Monterrey, Mexico, October 28, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced it has reached a definitive agreement with AMMI, a leading holding company focused in the production of non-GMO corn and sustainable plastic packaging, affiliate of Milenio Capital, to divest FEMSA’s plastics solutions operations, for a total amount of $3,165 million pesos, on a cash-free, debt-free basis.

This transaction represents an additional step in the continued execution of the FEMSA Forward plan that was communicated in February of 2023. The transaction is subject to regulatory approvals and other customary conditions and is expected to close in the following months.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

About AMMI
AMMI, headquartered in USA, is a solid business conglomerate with 59 years of expertise, focused in being the partner of choice for the largest players in the food and beverage industry. The company operates Millfoods, the world’s largest non-GMO corn production plant located in Mexico, with its products reaching 180 countries worldwide through important beer brands, among others. Millfoods also serves the food and animal feed sectors within North America and globally. In Central America and the Caribbean, AMMI leads the production of crown caps and sustainable plastic packaging for the beverage industry through its companies PLIHSA Crown Caps and PLIHSA Plastic Injection, respectively. The holding has a strong focus in sustainability, with the goal of becoming carbon neutral by 2030. Among AMMI’s other companies are PLIHSA Corporate Services and Equity S.A.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	October 28, 2024	| Page 1